FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the month of February 2003



                      B.O.S. Better On-Line Solutions, Ltd.
                     ---------------------------------------
                 (Translation of Registrant's Name into English)



                      100 BOS Road, Teradyon 20179, Israel
                     ---------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X     Form 40-F
                          ---              ------


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes             No   X
                  -------         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     1. At the special meeting of shareholders held February 18, 2003, Prof. Adi Raveh was appointed as an external director to serve until February 17, 2006. All proposals listed in the Company's proxy statement, were approved (with the exception of the election of additional directors - which was removed from the agenda by the shareholders who had originally requested the inclusion of such proposal).

     2. Attached hereto and incorporated by reference are the following Registrant's press releases:

         A. BOS Announces Investor Meetings and Receipt of Additional Nasdaq Delisting Letter; Dated February 6, 2003.


         B. BOS Announces Green Light for Completing Transaction with Catalyst for the Purchase of Surf Shares; Dated February 11, 2003






Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         B.O.S. Better On-Line Solutions, Ltd.
                                         (Registrant)



                                         By: /s/ Israel Gal
                                             -------------------
                                             Israel Gal
                                             President and CEO

Dated: February 19, 2003